Exhibit 99.1

News Release

RINKER THIRD QUARTER NET EARNINGS
UP 47% IN US$, 14% IN A$

Proposed share buyback to commence in May

Important: Results are unaudited. US$ and comparative results are proforma.  Please see notes 1 & 2 below.

Rinker Group Limited (Rinker) today announced net profit after tax (PAT)3 for the three months ended 31 December 2003 of US$71 million, up 47% (A$99 million, up 14%) on the December quarter 2002.  Earnings per share (EPS) also rose 47% to 7.5 US cents (10.4 Australian cents, up 14%).  Earnings per ADR were 75 US cents.

Other key measures:

•            Free cash flow4 rose 19% to US$98 million (A$135 million, down 8%)

•            Earnings before interest & tax (EBIT) 5 rose 30% to US$122 million (A$169 million, up 1%)

•            Earnings before interest and tax, depreciation and amortisation (EBITDA) 5 rose 20% to US$180 million (A$250 million, down 7%), and

•            Revenue was up 17% to US$925 million (A$1,281 million, down 9%).

The Board also announced a buyback of up to 10% of Rinker ordinary shares over 12 months, scheduled to commence after the annual results announcement in May.

Both the US and Australian operations performed well.  Rinker Materials Corporation in the US delivered another consistently strong performance, with US$ EBIT up 17%, continuing its profit growth at close to the compound average rate of the past 6 years6.  Revenue rose 10%.

Readymix (Australia, China) EBIT rose 48% in local currency (A$), on a 16% lift in revenue. Normalized EBIT — excluding a A$3.5 million land sale — grew 36%. EBITDA rose 37%, or normalized, 28%.

For the nine months to the end of December, Rinker PAT was up 39% to US$223 million (A$332 million, up 14%). EPS rose 39% to 24 US cents (35 Australian cents, up 14%).  Free cash flow grew 28% to US$311 million (A$451 million, up 2%).  Other key measures:

•            EBIT was up 27% to US$380 million (A$565 million, up 5%)

•            EBITDA up 24% to US$553 million (A$823 million, up 2%), and

•            Revenue rose 27% to US$2,773 million (A$4,117 million, up 4%)

Year-to-date, Rinker Materials’ EBIT was up 18% and EBITDA up 17% in US$.  In A$, Readymix EBIT rose 42% (normalized, up 38%) and EBITDA 33% (normalized, up 30%).

At end December, net debt7 was US$690 million (A$921 million), down 10% from US$770 million at end September 2003.  EBIT interest cover7 for the nine months to end December was 11.1 times, from 10.4 times at end September.  Gearing or leverage7 (net debt/net debt + equity) was 24% down from 27% while net debt/equity was 31% down from 37%.

Capital management

“Rinker has made 30 acquisitions since 1998, at a cost of around US$1.7 billion, and we remain committed to growing through value-creating acquisitions - mainly in the US - as well as improving the base business,” said Rinker CEO David Clarke.  “However, acquisitions have been slower over the past year or so and we are conscious of the strength of the balance sheet and our capital management responsibilities to shareholders.  As a result, the Board has given approval to buy back up to 10% of Rinker shares over 12 months.

“The strength of our cash flows enable us to pursue both bolt-on acquisitions and a buyback concurrently,” said Mr Clarke.  “We do however expect the number of acquisition opportunities to increase this year as the US economy continues to strengthen, and so the buyback will remain subject to larger value-creating acquisitions that may arise.”

Mr Clarke said the buyback was a value-creating investment opportunity in its own right, and was a prudent and proper use of shareholders’ funds at this time.  The buyback will commence after the group’s annual results are released on 25 May, when fully-detailed, audited accounts will be available and the highest standards of corporate governance can be achieved.

December Quarter

Average exchange rate :     Dec Qtr 03 A$1= US$0.7202      Dec Qtr 02 A$1=US$0.5583      Variance=29%

	US $ millions footnote 2			A$ millions
	Dec Qtr 2003	Dec Qtr 2002	Variance %	Dec Qtr 2003	Dec Qtr 2002	Variance %

Rinker Group
Revenue	925	790	17%	1,281	1,413	(9)%
EBITDA	180.3	150.3	20%	250.0	268.9	(7)%
Depreciation	40.8	38.2	7%	56.3	68.3	(18)%
Amortisation	17.7	18.3	(3)%	24.4	32.7	(25)%
EBIT	121.9	93.7	30%	169.3	167.9	1%
PAT	71.0	48.3	47%	98.7	86.5	14%
EPS (cents per ordinary share)	7.5	5.1	47%	10.4	9.2	14%
EPS (cents per ADR)	75	51	47%	104	92	14%

PP & E expenditure	68.3	34.1	101%	93.4	60.9	53%
Free cash flow	97.6	81.7	19%	134.6	146.7	(8)%
No. of shares (for EPS calculation)	944,994,496	944,669,796

9 Months YTD

Average exchange rate :     YTD Dec 03 A$1= US$0.6711      YTD Dec 02 A$1=US$0.5537      Variance=21%

	US $ millions footnote 2			A$ millions
	Dec ‘03 YTD	Dec ‘02 YTD	Variance %	Dec ‘03 YTD	Dec ‘02 YTD	Variance %
Rinker Group
Revenue	2,773	2,192	27%	4,117	3,955	4%
EBITDA	553.2	447.6	24%	822.6	808.0	2%
Depreciation	119.3	104.0	15%	177.0	187.7	(6)%
Amortisation	54.4	45.0	21%	80.8	81.0	—
EBIT	379.5	298.6	27%	564.8	539.2	5%
PAT	222.8	160.8	39%	331.5	290.6	14%
EPS (cents per ordinary share)	23.6	17.0	39%	35.1	30.8	14%
EPS (cents per ADR)	236	170	39%	351	308	14%

PP& E expenditure	171.1	93.2	84%	251.5	168.4	49%
Free cash flow	310.7	243.4	28%	450.6	441.4	2%
EBIT interest cover (times)	11.1	8.3	34%	11.1	8.3	34%
No. of shares (for EPS calculation)	944,816,152	944,669,796

	31 Dec 2003	31 Mar 2003		31 Dec 2003	31 Mar 2003
Net debt	690	949		921	1,580
Gearing (debt / debt + equity)	23.8%	33.5%		23.8%	33.5%

Business performance

All Rinker Materials’ major businesses improved during the quarter, with aggregates EBITDA up 13% (up 27% 9 months year to date (YTD), including Kiewit); cement up 15% (up 13% YTD); and concrete, block and asphalt up 9% (up 36% YTD including Kiewit).  Concrete pipe & products recovered from the poor weather a year ago, lifting volumes 12% and EBITDA 31% (down 1% YTD).

Aggregates volumes rose 16% in the quarter, and 5% YTD (excluding the Kiewit acquisition), while prices overall were 3% higher.  Cement volumes were up 18% for the quarter and YTD, including one off cement sales to a trading partner.  Excluding this, volumes rose around 12% for the quarter and 13% YTD.  Prices were flat.  Concrete volumes rose 10% for the quarter and YTD (excluding Kiewit) with prices marginally higher.

Readymix delivered double-digit volume increases in both aggregates and concrete, YTD and for the quarter. Aggregates prices were down 2% due to product mix (up 2% YTD), and concrete up 2% (up 6% YTD).  Cement prices in Australia were up slightly on a year earlier.

Overview

Rinker’s operating performance continued to improve further in the US, Australia and China, helped by strong market positions, higher construction activity levels and ongoing cost reduction.

In the US, put-in-place construction activity was reported up 8% during the quarter.  There were early indications of improving non-residential construction in Rinker Materials’ major states - Florida, Arizona and Nevada - while housing and non-building/infrastructure construction continued at a high level in those states. Generally good weather and a relatively mild winter across the US were an added benefit, especially for concrete pipe and products.

In Australia, total construction activity during the quarter in Australia was estimated up 2%.  Housing starts declined but this was more than offset by the increase in commercial and infrastructure construction activity, which is expected to continue.

Operational improvement programs across the group delivered around US$19 million in cost savings during the quarter (US$46 million YTD).  Health, pension and energy costs rose by US$6 million during the quarter over the same period a year ago.  This was less than expected, due in part to initiatives to reduce their impact.

Acquisitions contributed EBITDA of just over US$2 million during the quarter and US$6 million YTD.  The former Kiewit Materials, acquired in September 2002 at a cost of US$540 million, delivered EBITDA of US$22 million during the quarter.  Kiewit is performing very satisfactorily and now earning at a rate above its cost of capital, around one year ahead of expectations.

Outlook

This year has proved to be another year of strong growth in Rinker’s performance, despite the impact of the US slowdown.

“Rinker’s performance has again proved extremely consistent, with further growth in our profitability and delivery of shareholder value across the group,” said Mr Clarke.  “Our strong market positions in high growth regions across the US, and a very satisfactory performance in Australia and China, helped underpin another very strong result, with the rate of sales and profit growth continuing at similar levels to what we have produced over the past six years.

“Higher than expected volumes in the US and Australia, the mild winter in the US and smaller than expected increases in health, pension and energy costs also contributed to stronger than anticipated year to date earnings,” he said.

“We now expect around a 15% increase in Rinker Materials’ US$ EBIT for the year to end March 2004 (YEM04), over the previous year.

“In Australia, Readymix has performed particularly well and excluding land sales, is up around 35% on the previous year to date.  The fourth quarter last year included around A$5 million in land sales which we will not repeat this year.  Accordingly, we expect Readymix year end EBIT, in local currency, to be around 30% higher than the prior year (YEM03).

The outlook for the coming year (YEM05) is positive, given the economic forecasts and predicted levels of construction activity for the US, Australia and China.

In the US, forecasters are generally predicting an improvement in public construction / infrastructure, an upturn in non-residential construction after more than two years of declines, but a possible slowdown in the residential sector.  The Portland Cement Association is predicting total construction growth of around 0.2% in the US in calendar 2004, including a 0.2% increase in public construction, a 4.7% increase in non-residential, and a 1.7% decline in housing.

In Australia, forecasts are also positive.  BIS Shrapnel concludes that total construction activity in YEM05 will rise around 2.4%, including a marginal 0.5% decline in engineering construction from very strong levels, a 9.2% lift in non-residential/commercial construction and a 1.3% increase in residential activity.

“Rinker will provide further profit guidance for our next year, when we report our year end results in May,” said Mr Clarke, “and we expect to update or confirm that forecast with our ongoing quarterly updates. Overall, we are positive about the outlook for next year. Subject to economic conditions, we would expect some improvement in underlying performance in both the US and Australia.”

For further information, please contact Debra Stirling on 61 2 9412 6680 or 0419 476 546

(International + 61 419 476 546)   email:  dstirling@rinker.com.au

19 February 2004	RIN 15-04

	December Quarter
	US $ millions footnote 2			A$ millions
	Dec Qtr 03	Dec Qtr 02	Variance %	Dec Qtr 03	Dec Qtr 02	Variance %
Segment Revenue
Aggregates	201	176	14%	278	314	(12)%
Cement	95	81	17%	132	146	(9)%
Concrete, concrete block, asphalt	335	303	10%	463	543	(15)%
Concrete pipe and products	103	97	6%	143	174	(18)%
Other	97	90	8%	134	161	(17)%
Eliminations	(128)	(107)	(20)%	(177)	(191)	8%
Rinker Materials	703	641	10%	973	1,147	(15)%
Readymix	222	149	49%	308	266	16%
RINKER	925	790	17%	1,281	1,413	(9)%

Segment EBIT
Aggregates	33.6	28.2	19%	46.7	50.5	(8)%
Cement	25.1	21.2	18%	34.7	37.9	(9)%
Concrete, concrete block, asphalt	25.4	22.2	14%	35.2	39.8	(12)%
Concrete pipe and products	15.9	10.1	57%	22.2	18.2	22%
Other	(6.6)	(2.2)	n.m.	(9.0)	(3.9)	n.m.
Rinker Materials	93.4	79.5	17%	129.7	142.5	(9)%
Readymix	30.6	16.1	91%	42.6	28.8	48%
Corporate	(2.2)	(1.9)	(16)%	(3.0)	(3.4)	10%
RINKER	121.9	93.7	30%	169.3	167.9	1%

Segment Depreciation & Amortisation
Aggregates	17.2	16.7	3%	23.6	29.8	(21)%
Cement	5.3	5.3	2%	7.4	9.4	(21)%
Concrete, concrete block, asphalt	13.7	13.8	(1)%	18.9	24.5	(23)%
Concrete pipe and products	8.0	8.1	(1)%	10.9	14.4	(24)%
Other	5.1	6.2	(18)%	7.1	11.2	(37)%
Rinker Materials	49.3	50.1	(2)%	68.0	89.4	(24)%
Readymix	9.2	6.4	42%	12.7	11.6	(9)%
Corporate	—	—		—	—
RINKER	58.4	56.6	3%	80.7	101.0	(20)%

Segment EBITDA
Aggregates	50.8	44.9	13%	70.3	80.3	(12)%
Cement	30.4	26.5	15%	42.1	47.3	(11)%
Concrete, concrete block, asphalt	39.1	36.0	9%	54.1	64.3	(16)%
Concrete pipe and products	23.9	18.2	31%	33.1	32.6	2%
Other	(1.5)	4.0	(137)%	(1.9)	7.3	(126)%
Rinker Materials	142.7	129.6	10%	197.7	231.9	(15)%
Readymix	39.8	22.5	77%	55.3	40.4	37%
Corporate	(2.2)	(1.9)	(16)%	(3.0)	(3.4)	10%
RINKER	180.3	150.3	20%	250.0	268.9	(7)%

	9 Months YTD
	US $ millions footnote 2			A$ millions
	Dec ‘03 YTD	Dec ‘02 YTD	Variance %	Dec ‘03 YTD	Dec ‘02 YTD	Variance %

Segment Revenue
Aggregates	607	456	33%	900	822	9%
Cement	279	241	16%	414	436	(5)%
Concrete, concrete block, asphalt	1,028	717	43%	1,527	1,293	18%
Concrete pipe and products	330	345	(4)%	492	623	(21)%
Other	302	303	—	449	548	(18)%
Eliminations	(382)	(302)	26%	(566)	(545)	4%
Rinker Materials	2,165	1,761	23%	3,216	3,177	1%
Readymix	608	431	41%	901	778	16%
RINKER	2,773	2,192	27%	4,117	3,955	4%

Segment EBIT
Aggregates	111.1	84.6	31%	165.4	152.9	8%
Cement	72.5	63.0	15%	107.4	113.6	(5)%
Concrete, concrete block, asphalt	79.5	59.3	34%	118.4	107.0	11%
Concrete pipe and products	50.4	51.4	(2)%	75.2	92.9	(19)%
Other	(11.7)	(2.4)	n.m.	(16.5)	(4.4)	n.m.
Rinker Materials	301.9	255.8	18%	449.9	462.0	(3)%
Readymix	83.6	48.4	73%	123.8	87.3	42%
Corporate	(6.0)	(5.6)	(8)%	(9.0)	(10.1)	11%
RINKER	379.5	298.6	27%	564.8	539.2	5%

Segment Depreciation & Amortisation
Aggregates	51.2	42.7	20%	75.9	76.9	(1)%
Cement	16.0	15.3	5%	23.8	27.8	(14)%
Concrete, concrete block, asphalt	40.5	28.7	41%	59.9	51.8	16%
Concrete pipe and products	24.1	24.0	—	35.7	43.4	(18)%
Other	16.8	19.0	(12)%	25.0	34.3	(27)%
Rinker Materials	148.4	129.9	14%	220.3	234.3	(6)%
Readymix	25.3	19.0	33%	37.6	34.5	9%
RINKER	173.7	149.0	17%	257.8	268.8	(4)%

Segment EBITDA
Aggregates	162.3	127.3	27%	241.3	229.8	5%
Cement	88.5	78.3	13%	131.2	141.4	(7)%
Concrete, concrete block, asphalt	120.0	88.0	36%	178.3	158.8	12%
Concrete pipe and products	74.5	75.4	(1)%	110.9	136.3	(19)%
Other	5.1	16.6	(69)%	8.5	29.9	(72)%
Rinker Materials	450.3	385.7	17%	670.2	696.3	(4)%
Readymix	108.9	67.4	61%	161.4	121.8	33%
Corporate	(6.0)	(5.6)	(8)%	(9.0)	(10.1)	11%
RINKER	553.2	447.6	24%	822.6	808.0	2%

NOTE:  Data for the 1st and 2nd quarters of YEM04, together with comparative data from a year earlier, will be available on the Rinker Group Limited web site, www.rinkergroup.com

This news release contains a number of forward-looking statements.  Such forward-looking statements are not guarantees of future results or performance and involve risks, uncertainties and other factors, which could cause actual results to differ materially from those in the forward looking statements.  Those risks, uncertainties and other factors include: the general economic and business conditions in the United States and Australia; trends and business conditions in the building and construction industries; the timing and amount of federal, state and local funding for infrastructure; competition from other suppliers in the industries in which Rinker operates; changes in Rinker’s strategies and plans regarding acquisitions, dispositions and business development; Rinker’s ability to efficiently integrate past and future acquisitions; compliance with, and potential changes to, governmental regulations related to the environment, employee safety and welfare and other matters related to Rinker; changes in interest rates, weather and other natural phenomena, energy costs, pension costs; healthcare costs; and other risks and uncertainties identified in our filings with the Australian Stock Exchange and the U.S. Securities and Exchange Commission.

1                 In anticipation of Rinker’s demerger from CSR Limited on 28 March 2003, a number of businesses were transferred between the Rinker group and CSR during the year ended 31 March 2003. The results of the Rinker group as a statutory entity during the prior comparative period, the quarter ended 31 December 2002 (QED02) and the nine months ended 31 December 2002, do not reflect the businesses that comprised the Rinker group on demerger. Accordingly, unaudited summary pro forma financial information has been prepared for the prior comparative period, QED02.  The directors believe it is meaningful to compare information for QED03 with the pro forma information for QED02, and this news release has been prepared on that basis.

2                 US$ figures for the group are calculated on a pro-forma basis, translating the Readymix A$ earnings into US$ based on the average exchange rate used to translate Rinker Materials US$ results to A$.  Rinker’s operating subsidiaries (Rinker Materials Corporation in the US and Readymix in Australia and China) each generate all revenue and incur all costs in their local currency.  As a result, directors believe their performance is best measured in their local currency. At the group level, Rinker Materials represents around 80% of earnings.  As a result, US$ performance represents the most appropriate measure of Rinker’s performance and value.

3                 PAT represents Net Profit attributable to members of Rinker Group Limited.

4                 Free cash flow represents cash flow from operations minus purchases of property, plant and equipment
(see note 7).

5                 EBIT represents profit from ordinary activities before finance and income tax.   EBITDA represents EBIT prior to Depreciation and Amortisation (see note 7).

6                 Rinker Materials trading revenue has shown a compound annual growth rate (CAGR) of 13% over the six years from 1998 to the year ended September 2003, while EBITDA CAGR has been 20% and EBIT CAGR 22%.

7                 Other non-GAAP financial information in this news release has been calculated as follows: Free cash flow represents net cash from operating activities less cash flows from purchases of property, plant, equipment and other non-current assets. Net debt represents current and non-current interest bearing liabilities, less cash. EBIT interest cover represents EBIT divided by net interest expense. Gearing or leverage represents net debt divided by net debt plus equity and net debt divided by equity.  A reconciliation of each of these measures is set out below:

Reconciliation of Free cash flow

	December Quarter
	US $ millions		A$ millions
	Dec Qtr 2003	Dec Qtr 2002	Dec Qtr 2003	Dec Qtr 2002
Net cash from operating activities	165.9	115.8	228.0	207.6
Less:
Cash flows from purchases of property, plant and equipment and other non-current assets	68.3	34.1	93.4	60.9

Free cash flow	97.6	81.7	134.6	146.7

	9 Months YTD
	US $ millions		A$ millions
	Dec 03 2003	Dec 02 2002	Dec 03 2003	Dec 02 2002
Net cash from operating activities	481.8	336.6	702.1	609.8
Less:
Cash flows from purchases of property, plant and equipment and other non-current assets	171.1	93.2	251.5	168.4

Free cash flow	310.7	243.4	450.6	441.4

Rinker defines free cash flow as cash provided by operating activities less capital expenditures for property plant and equipment and other non-current assets.  Rinker’s management uses free cash flow to assess the financial performance of the group and believes it is useful to investors because it relates the operating cash flow of the group to the capital that is spent to continue and improve business operations. In particular, free cash flow indicates the amount of cash generated after capital expenditures for investment in the group’s existing businesses. Free cash flow does not include expenditures for business acquisitions. This non-GAAP measure should not be considered as a substitute for, or superior to, cash flows from operating activities under GAAP.

Reconciliation of net debt

	US $ millions		A$ millions
	31 December 2003	31 March 2003	31 December 2003	31 March 2003
Current interest-bearing liabilities	16.9	161.7	22.8	269.2
Long term interest-bearing liabilities	1,001.7	1,051.5	1,338.0	1,750.7
Less:
Cash assets	328.8	264.3	439.8	440.1
Net debt	689.8	948.9	921.0	1,579.8

Reconciliation of EBIT Interest Cover

	9 Months YTD
	US $ millions		A$ millions
	Dec ‘03 YTD	Dec ‘02 YTD	Dec ‘03 YTD	Dec ‘02 YTD
Interest Income	8.6	0.3	12.5	0.5
Interest Expense	(42.5)	(36.1)	(63.2)	(65.2)
Net Interest Expense	(33.9)	(35.8)	(50.7)	(64.7)
EBIT	379.5	298.6	564.8	539.2

EBIT interest cover (times)	11.1	8.3	11.1	8.3

Reconciliation of gearing/leverage

	US $ millions		A$ millions
	31 December 2003	31 March 2003	31 December 2003	31 March 2003
Net debt	689.8	948.9	921.0	1,579.8
Equity	2,191.0	1,884.1	2,941.0	3,137.0
Gearing/leverage (debt/debt + equity)	23.8%	33.5%	23.8%	33.5%
Gearing/leverage (debt/equity)	31.3%	50.4%	31.3%	50.4%